December 23, 2015

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-10-15

QUATERRA RELEASES RESULTS OF SECOND DRILL HOLE AT BEAR
COPPER DEPOSIT, YERINGTON, NEVADA

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) and its subsidiary Singatse Peak Services LLC (“SPS”) today announced results from Hole B-049, the second core hole of a drill program to explore and further define the Bear deposit, a large porphyry copper system on the Company’s 52-square mile property in the historic Yerington Copper District of Nevada. The drill program is being funded with option payments to SPS by Freeport-McMoRan Nevada LLC (“Freeport Nevada”).

Highlights

Hole B-049, drilled vertically to a depth of 3,635 feet, intercepted 1,138 feet (407.9 meters) of 0.26% copper beginning at a depth of 1,588 feet. Higher-grade mineralization, although present, is restricted to narrow zones varying from 3.0 to 5.5 feet in width. This hole extends an already large mineralized system an additional 770 feet to the north. Additional drilling, geology and geophysics are necessary to understand the controls for higher-grade mineralization.

Table1.SignificantinterceptsfromBearcoreholeB-049*

HOLEB-049	From	To	Interval	Interval	%	Ppm	ppm	Ppm
	feet	feet	feet	meters	Cu	Mo	Au	Ag
includes includes	1588 2514.5 2832	2926 2926 2865.6	1338 411.5 33.6	407.9 125.5 10.2	0.26 0.30 0.62	60 52 42	0.007 0.008 0.016	<0.5 <0.5 <0.5

*Drill intercepts are based on actual core lengths and may not reflect the true width of mineralization

“This is the first step-out hole of our current drilling campaign, and we are pleased with the length of the mineralized intercept, which extends the Bear system an additional 770 feet to the north. The location of higher-grade mineralization in this area is also an important goal of the current program,” says Quaterra President and CEO Thomas Patton.

Discussion

Hole B-049, collared 771 feet north of historic Hole B-22, is the second hole of an exploration program designed to corroborate historic assay results, determine geologic controls for higher grade mineralization and attempt to extend higher grade mineralization to the north as suggested by grade-thickness contouring of historic drilling. The thickness of the altered and mineralized zone in Hole B-049 suggests that the Bear system continues to the north and is a large system. Intervals of higher-grade chalcopyrite mineralization (plus 0.7% copper) are associated with silicification and quartz veining ranging in width from 3 feet to 5.5 feet and averaging from 0.72% to 1.38% copper.

The location of significant higher-grade intervals within this large system is one of the objectives of the continuing drill program. To assist in this effort, an IP line to identify possible deep zones of sulphide mineralization was completed on December 18. Results will be available in January.

Hole B-050, located 1,050 feet north-northeast of Hole B-048, is in progress. Drilling has been suspended for the Christmas holidays and will resume on January 7, 2016. Hole locations are shown on a map available on Quaterra’s website at http://quaterra.com/bear-drill-holes-nov-12-2015/. A video of the current drill-program at the Bear deposit is available for viewing on the Company website at http://quaterra.com/quaterra-video-2015-bear-drilling/. Further results will be reported when available.

For background on the Bear deposit, Quaterra’s Yerington project and the option agreement with Freeport Nevada please see the previous news release dated November 17, 2015, or visit the Company website at www.quaterra.com.

Quality assurance and control

Core samples were either sawed or split by SPS personnel in Yerington, Nevada, and shipped to Bureau Veritas Minerals NA – Inspectorate America Corporation, an ISO certified assaying/geochemistry facility, in Reno, Nevada for sample preparation. Gold analyses are assayed in Bureau Veritas’ lab in Reno using their “FA430” procedure (fire assay with atomic absorption finish) with a 5 ppb Au detection limit. Prepared pulps are shipped to Bureau Veritas’ lab in Vancouver, B.C., Canada, for analysis using their “MA 300” procedure for 35 element ICP-ES analysis. Commercially prepared standards and blanks are inserted by SPS at 50-foot intervals to insure precision of results as a quality control measure. SPS has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping, and storage.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the President and CEO of the Company, and a Qualified Person as defined in NI 43-101.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQX: QTRRF) is a copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Thomas Patton, President & CEO
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, President & CEO
Quaterra Resources Inc.
604-641-2758

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, "expects", and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include or assume that the Company will receive all option payments over the next eight months, that exploration results on the Bear deposit will define further mineralization, that historic exploration results will be confirmed by new exploration, that further drilling will extend the boundaries of the known high-grade mineralized area, and that drill results from the current drill program point to a large copper system. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.